Exhibit 21.1

The following is a list of the Company’s subsidiaries.

Company	Country of Incorporation

DB-Link Ltd	British Virgin Island
Subsidiaries included in discontinued operation
Capital Future Development Limited	British Virgin Island
Zhejiang Yong Xin Digital Technology Company Limited	China
Hangzhou Wang Da Electronics Company, Limited	China
Yiwu Yong Xin Telecommunication Company, Limited	China
Hangzhou Letong Digital Technology Company, Limited.	China
Hangzhou Yongxin Lamapai E-commerce Company, Limited.	China
Zhejiang Yongxin Lamapai E-commerce Company, Limited.	China
Ningbo Yongxin Lamapai E-commerce Co. Ltd	China
Hangzhou Saizhuo brand management Co., Ltd	China